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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 000-22052


         (Check one)

          [X] Form 10-K and Form 10-KSB       [ ] Form 11-K

           [ ]Form 20-F    [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

         For period ended  December 31, 2002
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       [ ] Transition Report on Form 10-K and Form 10-KSB

       [ ] Transition Report on Form 20-F

       [ ] Transition Report on Form 11-K

       [ ] Transition Report on Form 10-Q and Form 10-QSB

       [ ] Transition Report on Form N-SAR

         For the transition period ended
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant ProxyMed, Inc.
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         Former name if applicable
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                           2555 Davie Road, Suite 110
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         Address of principal executive office (Street and number)

                         Fort Lauderdale, Florida 33117
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                            City, state and zip code



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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On December 31, 2002, ProxyMed, Inc. ("ProxyMed" or the "Company") acquired 100% of the capital stock of MedUnite, Inc., a leading provider of healthcare claims processing services, founded by seven of the nation's largest health insurers ("MedUnite"). The Company recently completed an audit of MedUnite's financials for 2002 and is currently in the process of integrating MedUnite's customers and technology into ProxyMed's operations, including the migration of customers from MedUnite's claims processing platform to ProxyMed's healthcare information network. In addition, the Company is moving to consolidate its facilities and workforce with those of MedUnite. As a result, the Company has been unable to complete and file its Form 10-K within the prescribed deadline and otherwise in accordance with applicable SEC rules and regulations without, among other things, unreasonable effort and expense.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


Judson E. Schmid                           954              473-1001
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(Name)                                   (Area Code) (Telephone Number)


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(2)      Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



         ProxyMed, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2002             By: /s/ Judson E. Schmid
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                                     Judson E. Schmid, Chief Financial Officer